UNITED STATESSECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

Amendment No. 1

to

Schedule 14F-1

INFORMATION STATEMENTPURSUANT TO SECTION 14(f) OF THESECURITIES EXCHANGE ACT OF 1934AND RULE 14f-1 THEREUNDER

ADVANCED ENVIRONMENTAL PETROLEUM PRODUCERS, INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 335-192405

Florida(State or other jurisdiction ofincorporation or organization)	46-3046340(I.R.S. Employer Identification No.)

215 North Jefferson Street, Ossian, Indiana 46777

(Address of principal executive offices)

260-490-9990

 (Registrant’s telephone number, including area code)

Approximate Date of Mailing: March 22, 2017

EXPLANATORY NOTE

Advanced Environmental Petroleum Producers, Inc. (the “Company,” “we,” “us,” or “our”) is filing this Amendment No. 1 (this “Amendment”) to the Schedule 14f-1 we filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2017 (the “Original Filing” and together with this Amendment, collectively, the “Information Statement”) to disclose the change in the mailing date from March 7, 2017 to March 22, 2017 and the new SPA Closing Date  and the date of the change in the majority of our Board (as defined below) to on or about April 3, 2017 (but in no event earlier than a date 10 days following the mailing date). We also are also replacing the biographical information of Michael T. Redman and J. Donald Payne set forth in the Original Filing to that provided in this Amendment.

Except as disclosed herein, no other changes have been made to the Original Filing, which is incorporated herein by reference in its entirety and should be read in conjunction with this Amendment.

ADVANCED ENVIRONMENTAL PETROLEUM PRODUCERS, INC.

INFORMATION STATEMENTPURSUANT TO SECTION 14(f) OF THESECURITIES EXCHANGE ACT OF 1934AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

Amendment No. 1

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ADVANCED ENVIRONMENTAL PETROLEUM PRODUCERS, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Amendment No. 1 together with the Original Filing (collectively, the “Information Statement”) carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.

INTRODUCTION

This Amendment and the Original Filing (collectively, the “Information Statement”) is being mailed on or about March 22, 2017 to the holders of record at the close of business on March 3, 2017 (the “Record Date”) of shares of our common stock, par value $0.0001 per share (the “Common Stock”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the change in majority control of our Board other than by a meeting of stockholders, anticipated to occur on or following April 3, 2017 (but in no event less than 10 days following the mailing date). Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transactions described in the Information Statement will not occur until at least 10 days following the mailing date of the Information Statement.

Mr. Redman’s and Mr. Payne’s biographical information set forth in the Original filing is hereby deleted in its entirety and replaced by the following:

Michael T. Redman

Mr. Redman created and named Oncolix from technology acquired from the Greenville Hospital System, the current majority shareholder of Oncolix. Since joining Oncolix, Mr. Redman has prepared business plans, presented at major life science conferences and has been primarily responsible for eight issued US patents and additional foreign patents. Under Mr. Redman’s guidance, the Company has raised more than $15 million in financing, licensed a proprietary expression system required to manufacture the Company’s lead drug, solved manufacturing challenges, hired key personnel and took one oncology drug from research stage through Phase II (melanoma) and a second drug from the preclinical development to Phase I clinical trials (ovarian cancer), and successfully obtained orphan designation from the FDA.  Mr. Redman has extensive contacts in the investment community, both domestically and internationally, including large pharmaceutical companies, contract research organizations (both domestically and internationally) and research institutions for sponsored research (including MD Anderson Cancer Center). Prior to forming Oncolix, Mr. Redman was the CEO of Bone Medical in Australia and thereafter the CEO and co-founder of Opexa Pharmaceuticals, which commenced operations in February of 2001 and was sold to PharmaFrontiers Corporation in November 2004. Mr. Redman also acts as CEO to OncoCNS, a small private start up with part-time employees that he advises on his own time. In addition to the above CEO positions, Mr. Redman also has held key management positions with Zonagen (now Repros Therapeutics), Aronex Pharmaceuticals, Biovail, and American Home Products (now Pfizer). Mr. Redman is an active member of the Licensing Executives Society and formerly served on its Executive Committee. Mr. Redman earned a BA in Biology from the University of Missouri and a Masters in Business Administration from the University of Phoenix.

J Donald Payne

Mr. Payne has served as the Senior Vice President - Finance and Administration and Secretary of Oncolix since 2011. In such capacity he has been responsible for assisting with managing the clinical and manufacturing operations of Oncolix as well as handling regulatory filings and intellectual property matters.  His time devoted to Oncolix has fluctuated since 2011 depending on the activities of Oncolix.  Mr. Payne also currently is the Co-Founder, President and Director of AuroRad, Inc., an unaffiliated start-up that intends to develop radiation oncology products.  Until June 2012, Mr. Payne was a Director and Chairman of the Audit Committee of Pressure Biosciences, Inc., a Nasdaq-listed life science instrumentation company. Previously, Mr. Payne held various senior management positions at Nanospectra Biosciences, Sensus Drug Development, LifeCell Corporation, Aprogenex and Entex Energy.  Mr. Payne’s financial experience includes initial public offerings on the New York Stock Exchange and the American Stock Exchanges and various private placements related to certain of the above and other entities. Mr. Payne has co-authored 9 scientific publications and is a co-inventor of 2 issued patents.  Mr. Payne is a Summa Cum Laude graduate of Rice University with a Masters in Business Administration (1992) and a Summa Cum Laude graduate of Texas A&M University (1976) with a Bachelor in Business Administration.  He is a licensed certified Public Accountant in Texas (1978).

For additional information, please refer to the Original Filing, which is incorporated herein by reference in its entirety and should be read in conjunction herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No.1 to the Information Statement on Schedule 14f-1 of the Company to be signed on its behalf by the undersigned hereunto duly authorized.

ADVANCED ENVIRONMENTAL PETROLEUM PRODUCERS, INC.

Dated: March 21, 2017

By: /s/ Brian K. Kistler

Name: Brian K. Kistler

Title: Chief Executive Officer

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